Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

5th April 2004

04024373

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED APR 12 2004 WASH, D.C. 158 SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dlw 4/20

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

30 March 2004

11) Date company informed

5 April 2004

12) Total holding following this notification

43,849,688

13) Total percentage holding of issued class following this notification

6.06%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 5 April 2004

Details of Registered Holders

General Electric Pension Trust	19,300,641
GEPT - Foreign Special Values	1,230,896
GEPT - Internal Intl Equity	4,840,562
GEPT - Intl Equity III	1,961,120
GEPT - Int'l Equities Primary IV	3,053,138
GEPT - Int'l Equities Primary V	3,524,561
GEPT - Europe B	236,793
GEPT - Internal Int'l EQ	3,071,171
GEPT - Europe A	167,050
GEPT - EAFE Ex Emerging	142,950
GEPT - EAFE Concentrated	78,173
GEPT Global Equity	912,832
GEPT EAFE Res-B.Hopkinson	81,395
GE IP-Int'l	1,043,465
Ontario Pension Board	1,098,523
CDP Capital	1,260,392
Talvest International Equity	157,555
Nav Canada Pension Plan	450,506
California Public Emp Ret Sys	1,705,878
Stitching GE Pension Funds	99,246
Canadian Broadcasting Company	277,923
GE Pension Ltd GBL	33,930
Chrysler Corporation	2,036,867
N Carolina Retirement System	2,338,999
Tal Private Mgt Intl Equity Fd	264,374
College of Applied Arts Tech	1,361,778
MTBC-400034654	28,490
Alberta Teachers Intl Equity	1,228,574
JTSB-MATB-TOK-464156208	116,018
Elfun International Equity Fund	721,308
Elfun Diversified Fund-Compos.	124,165
GE Investments Int'l Fund-NYC	5,159,835
G.E. Commingled Pool	1,061,024
Chrysler Veba	592,752
GE Investment Int'l Trade Pool	159,236
GE Investments CDA Int'l Equit	555,136
Inst GE International Equity	1,630,379
Inst GE Strategic Investment	49,578
GEI Total Return	145,986
GEI International Equity Fund	157,629
GEI Int'l Equity Select Fund	101,642
GE Global Equity Fund	191,391
GE International Equity	250,557

GE Strategic Fund	145,911